Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS ITS RESULTS FOR THE THIRD QUARTER OF 2009

Highlights:

  Total gold sales of 16,840 ounces at an average price of US$899 (CAN$1,052) per ounce
  Q3 2009 EPS of $0.01 versus Q3 2008 EPS of ($0.04), and Q2 2009 EPS of ($0.05)
  Development work at the Francoeur project on schedule
  5,000 metre drilling program announced for Cripple Creek property
  $25.7 million in working capital as at September 30, 2009
  No long-term debt

MONTREAL, Quebec, Canada, October 29, 2009 - Richmont Mines Inc. (TSX/NYSE Amex: RIC), a Canadian-based gold exploration, development and production company, is pleased to announce financial and operational results for its third quarter ended September 30, 2009. Financial results are based on Canadian GAAP and dollars are reported in Canadian currency, unless otherwise noted.

“Along with the rest of the industry, our quarterly results definitely benefitted from the higher gold price,” commented Mr. Martin Rivard, President and CEO of Richmont Mines. “However, we also made notable strides toward lowering our cash cost per ounce at our two operating mines, Island Gold and Beaufor, versus Q2 2009 levels. Furthermore, we reached our targeted annualized milling rates at our Island Gold Mine, which should translate into improved production results at this operation going forward. Lastly, development work at the Francoeur project is progressing well, and our targeted production launch continues to be the first half of 2011.”

Total revenue for the third quarter of 2009 was $19.1 million, up 16% from the $16.5 million generated in the comparable period of 2008. Results reflect a 15% improvement in precious metal revenue, buoyed by a slight increase in the number of ounces of gold sold and a higher average selling price, and a 24% increase in other revenue, driven primarily by an increase in custom milling revenues.

Precious metal revenue rose 15% year-over-year in Q3 to $17.7 million, versus $15.3 million in the comparable period in 2008, and increased 24% over the $14.2 million generated in Q2 2009. This improvement is largely attributable to a 15% year-over-year increase in the average selling price per ounce of gold to CAN$1,052 (US$899), versus CAN$918 (US$861) in the third quarter of 2008. A total of 16,840 ounces of gold were sold in the quarter, versus 16,723 in Q3 2008, as a 26% increase in ounces of gold sold from the Island Gold Mine was offset by a similar decrease in the number of ounces sold from the Beaufor Mine.

Operating costs, including royalties, were $13.1 million in the third quarter of 2009, up 28% from last year’s $10.3 million. This increase primarily reflects higher tonnage at the Island Gold and Beaufor mines, which were up 49% and 5% year-over-year, respectively. However, lower recovered grades realized at both operations contributed to an increase in the average cash cost per ounce of gold produced to US$667 (CAN$780), from US$577 (CAN$615) last year.

RICHMONT MINES REPORTS ITS RESULTS FOR THE THIRD QUARTER OF 2009
October 29, 2009

Quarterly exploration and project evaluation costs amounted to $2.5 million, down from $3.4 million in the third quarter of 2008, reflecting last year’s incurrence of $1.8 million of exploration costs at the Golden Wonder Project in Colorado. In October 2008, Richmont decided not to pursue its option to a 50% interest in this property, after drilling results failed to confirm the continuity of an economically viable ore zone. The Company is committed to continuing its efforts to grow its reserve base at its other properties, and incurred approximately $1.1 million of costs during the quarter at the Island Gold Mine, $0.6 million at the Beaufor Mine, and an additional $1 million at its Francoeur project.

Richmont generated net earnings of $0.2 million in the quarter, or $0.01 per share, up notably from last year’s net loss of $0.9 million, or ($0.04) per share. Driving this favourable shift was a higher realized average price per ounce, and lower year-over-year exploration and project evaluation costs, the benefits of which more than mitigated a lower grade of ore processed.

Nine-Month Review

In the first nine months of 2009, total revenue increased 15% to $54.8 million from $47.7 million in the comparable period of 2008. Results were driven by an 18% increase in the average sales price per ounce of gold to CAN$1,087 (US$929), which was partially offset by a 4% decrease in the number of gold ounces sold to 46,704. Year-to-date results were similarly buoyed by higher custom milling revenues generated by the Camflo Mill.

Including royalties, operating costs for the nine-month period were $38.6 million, up 22% over the prior year’s $31.6 million. The year-over-year increase reflects a 41% jump in the number of tonnes produced at Island Gold Mine, and higher mining costs at the Beaufor Mine operations.

Exploration and project evaluation costs for the first nine months of 2009 were $6.7 million, down from the $8.2 million spent in the comparable period of 2008. The annual $1.5 million decrease was primarily attributable to the non-recurrence of $3.7 million of costs incurred at the Golden Wonder project in 2008. Richmont has spent over $1.9 million at its Francoeur property since launching a major exploration program at this site earlier in 2009, and has also continued to invest in exploration projects, incurring approximately $0.2 million of costs in the first nine months of the year. An additional $5.1 million has been spent year-to-date at the Island Gold and Beaufor mines, reflecting the Company’s continuing commitment to grow its reserve base.

Net earnings for the first nine months of the year were $0.2 million, or $0.01 per share, up from the net loss of $0.45 million, or ($0.02) per share, incurred in the comparable period of 2008.

Financial Position and Capital Structure

At September 30, 2009, cash and cash equivalents totalled $22.9 million, unchanged from June 30, 2009 levels, and down $3.1 million from the $26.0 million at December 31, 2008. The decrease reflects the Company’s $2.3 million of cash flow from operations, offset by capital expenditures of $5.4 million over the nine month period. Cash equivalents consist of $16.4 million in Guaranteed Investment Certificates (GICs) and Money Market Funds with high-level credit ratings, and $6.5 million in cash deposited in a major Canadian chartered bank. Richmont Mines has no long term debt, no hedging contracts, and has $25.7 million in working capital, with only 26.1 million shares outstanding.

RICHMONT MINES REPORTS ITS RESULTS FOR THE THIRD QUARTER OF 2009
October 29, 2009

Island Gold Mine
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008

Tonnes	62,302	41,916	159,989	113,422
Head grade (g/t)	5.80	6.78	6.18	6.94
Gold recovery (%)	94.50	95.39	94.88	95.36
Recovered grade (g/t)	5.49	6.47	5.86	6.61
Ounces sold	10,988	8,721	30,150	24,122
Cash cost per ounce (US$)	673	689	717	724

Investment in property, plant and equipment (thousands of CAN$)	834	447	3,503	1,488
Exploration expenses (thousands of CAN$)	1,129	658	2,724	1,425

Deferred development metres	373	87	1,167	210

Diamond drilling (metres)
Definition	3,350	640	13,213	8,876
Exploration	13,726	1,901	14,804	1,901

The amount of ore processed at the Island Gold Mine in the third quarter of 2009 rose 49% year-over-year to 62,302 tonnes, driven by improved efficiency and production rates. The cash cost per ounce produced actually fell year-over-year in US dollar terms to US$673 from US$689 last year, due to more favourable exchange rates. However in Canadian dollar terms, the cash cost per ounce produced at the Island Gold Mine increased 7% year-over-year to CAN$787 from CAN$734 in 2008, reflecting a 15% drop in the recovered grade to 5.49 g/t (versus 6.47 g/t in 2008), primarily the result of a greater amount of development ore being processed. Q3 gold sales from the Island Gold Mine rose 26% over 2008 levels to 10,988 ounces, driven by the greater number of tonnes processed, while the average selling price obtained increased 17% year-over-year to CAN$1,051 (US$898).

Milling capacity at Island Gold continues to increase, and the average daily production rate in the current quarter was 666 tonnes, well above the Q2 2009 level of 576 tonnes, and a significant improvement over the Q3 2008 levels of 467 tonnes per day.

In the first nine months of 2009, a total of 159,989 tonnes of ore were processed at Island Gold, a 41% increase over 2008. The number of ounces of gold sold from this mine rose 25% in the first nine months of 2009 to 30,150 ounces, while the average selling price increased 19% year-over-year to CAN$1,086 (US$928). While results year-to-date reflect favourable efficiency improvements, the lower average recovered grade of 5.86 g/t (versus 6.61 g/t in 2008) was below expectations, due primarily to the continued processing of a greater than expected proportion of development ore and higher dilution in the first two quarters of the year.

“We are pleased with the progress made at our Island Gold Mine year-to-date, particularly with regards to milling capacity and overall efficiency, as well as in workplace health and safety performance,” noted Mr. Rivard. “Staffing challenges experienced in the past have mostly been resolved, and we now have a good team in place. In fact, we attained our annualized milling rate in the third quarter, and also improved performance in production stopes over Q2, both of which are a testament to the progress made. Our main focus going forward is to achieve our targeted mill head grade of a minimum of 7 g/t.”

RICHMONT MINES REPORTS ITS RESULTS FOR THE THIRD QUARTER OF 2009
October 29, 2009

Beaufor Mine
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008

Tonnes	26,912	25,572	79,181	85,331
Head grade (g/t)	6.86	9.88	6.64	9.16
Gold recovery (%)	98.66	98.55	97.92	98.37
Recovered grade (g/t)	6.76	9.73	6.50	9.01
Ounces sold	5,852	8,002	16,554	24,707
Cash cost per ounce (US$)	655	455	682	493

Investment in property, plant and equipment (thousands of CAN$)	266	6	654	112
Exploration expenses (thousands of CAN$)	572	803	2,370	2,214

Deferred development metres	219	-	581	-

Diamond drilling (metres)
Definition	10,174	2,190	18,955	6,740
Exploration	7,100	9,028	23,636	24,467

Richmont Mines processed a total of 26,912 tonnes of ore from the Beaufor Mine in the Q3 2009, up 5% over 2008 levels. However, cash cost per ounce sold increased a substantial 44% year-over-year to US$655 (CAN$766), from US$455 (CAN$485) in 2008, driven by 31% drop in the recovered grade to 6.76 g/t (from 9.73 g/t in 2008), which was primarily attributable to lower than expected results from room-and-pillar stopes. While Q3 gold sales from Beaufor Mine fell 27% year-over-year to 5,852 ounces, this level represented a 24% increase over Q2 2009 levels. The quarterly average price for ounces sold increased 12% over Q3 2008 levels to CAN$1,055 (US$902).

Year-to-date, Beaufor Mine has processed a total of 79,181 tonnes of ore, 7% below 2008 levels. Cash cost per ounce of gold produced rose 38% to US$682 (CAN$798), again reflecting a substantially lower recovered grade of 6.50 g/t (versus 9.01 g/t in 2008), driven by less favourable results from room-and-pillar stopes, most notably in the second and third quarters of 2009. Richmont sold a total of 16,554 ounces of gold from the Beaufor Mine in the first nine months of 2009, down 33% from 2008 levels, however this was partially offset by a 16% year-over-year increase in the average selling price to CAN$1,088 (US$930).

Exploration at the Beaufor Mine

The 7,100 metres of exploration drill testing completed in the quarter mainly focused on the east and west extensions of the Q Zone, the depth extension of the C Zone, and the area proximal to the Perron Fault. While results have not led to any significant increase in inferred resources in the zones at depth from year-end 2008, Richmont expects to complete the detailed analysis of these drilling results by the end of this year, at which point management will evaluate all possible alternatives for the mine. Definition drilling in the zones accessible from the current infrastructure increased substantially in 2009 to 10,174 metres in the quarter versus 2,190 metres in Q3 of last year. Results from this drilling will be compiled for the Company’s year-end reserve calculations.

Camflo Mill

In addition to processing ore from the Beaufor Mine, the Camflo Mill processed a total of 42,460 tonnes in the quarter, up 67% over 2008 levels. This brought year-to-date custom milling tonnage to 111,833, versus the 42,060 tonnes milled in the comparable period of 2008. The 100%-owned Camflo Mill continues to place great emphasis on workplace health and safety, a practice that enabled it to realize the important milestone of three years without a single compensable accident in June 2009.

RICHMONT MINES REPORTS ITS RESULTS FOR THE THIRD QUARTER OF 2009
October 29, 2009

Francoeur

As previously announced, Richmont has decided to proceed with a development and exploration program at its 100%-owned Francoeur property, located 25 km west of Rouyn-Noranda, Quebec. This mine produced in excess of 345,000 ounces of gold between 1991 and 2001, at which point it was closed as a result of the low prevailing gold price. Current estimates for this property include probable reserves of 615,664 tonnes grading 6.91 g/t Au, and total production of 136,000 ounces of gold over an initial 4 year period. Complete details of the Francoeur Gold Project can be found in the NI 43-101 compliant technical report filed on SEDAR by Richmont on August 7, 2009.

Dewatering of the mine is progressing well, and is expected to be finished in Q1 2010. Once dewatering has been completed, drift excavation work will begin to reach the targeted West Zone. After a phase of definition drilling and stope preparation, we expect to begin gold production in the first half 2011. Based on current probable reserve estimates, this project is expected to produce 35,000 ounces of gold annually for an initial mine life of 4 years.

In tandem with the ongoing mine preparation work, a total of 7,434 metres of surface exploration drilling were completed on this property during the third quarter. While results from this drilling have yet to be finalized, one promising drill result intercepted 7.75 g/t of gold over 2.14 metres. Going forward, Richmont plans to initiate an underground exploration and definition drilling program once access to the mine has been re-established. In particular, several mineralized zones located in the footwall and hanging wall of the West Zone have already been drill identified. However, additional definition drilling from underground is needed to fully evaluate their size and grade before adding them to the mineral inventory.

Cripple Creek

During the third quarter of 2009 Richmont Mines also announced plans for a 5,000 metre drilling program at its 100%-owned Cripple Creek Gold Project. Covering 694 hectares, this property is located west of the Timmins Gold Camp in Ontario, where more than 70 million ounces of gold have been produced by various mining companies over the years. Exploration by previous owners during the 1980s and 1990s unveiled three notable zones on the property: Mahoney Creek Zone, Zone 16 and Zone 17. Drilling efforts are planned for the first quarter of 2010, and will mainly target the lateral and depth extensions of Zone 16 and Mahoney Creek Zone. Richmont plans to investigate other promising gold targets on the property in the future. Please see our September 23, 2009 press release for full details.

Outlook

Mr. Martin Rivard, President and CEO of Richmont Mines, commented: “Our focus going forward is fourfold. At Island Gold, our efforts are geared primarily toward increasing tonnage while meeting targeted grade levels and reducing costs. Our mission at Beaufor Mine, in addition to improving production performance, is to increase our resource base below the current infrastructure and to maintain our definition drilling efforts around our existing mining areas. We have completed a total of over 42,000 metres of definition and exploration drilling on this property to date in 2009, the results of which will be used to compile the Company’s year-end Reserve and Resources. Our third focus, and this ties in with the Company’s goal to become an intermediate North American gold producer with 3 to 4 producing mines, is to continue evaluating possible partnership and/or acquisition possibilities – something that we are actively in the process of doing. And lastly, we are focussed on advancing the development of our Francoeur project. Work here is progressing as planned, and we are excited about getting operations on line in the first half of 2011.”

Martin Rivard
President and Chief Executive Officer

RICHMONT MINES REPORTS ITS RESULTS FOR THE THIRD QUARTER OF 2009
October 29, 2009

About Richmont Mines Inc.

Richmont Mines has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website www.richmont-mines.com.

Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words “estimate”, “project”, “anticipate”, “expect”, “intend”, “believe”, “hope”, “may” and similar expressions, as well as “will”, “shall” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports.

Cautionary Note to U.S. Investors Concerning Resource Estimates

The resource estimate in this news release is prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this news release, we use the terms “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

For more information, please contact:

Jennifer Aitken
Investor Relations	Ticker symbol: RIC
Phone: 514-397-1410	Listings: TSX - NYSE Amex
E-mail: info@richmont-mines.com	Web Site: www.richmont-mines.com

FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES REPORTS ITS RESULTS FOR THE THIRD QUARTER 2009
October 29, 2009

EXPLORATION PROPERTIES
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	$	$	$	$

Exploration costs – Mines
Beaufor Mine	572	803	2,370	2,214
Island Gold Mine	1,129	658	2,724	1,425

	1,701	1,461	5,094	3,639

Exploration costs – Other properties
Francoeur / Wasamac properties	959	25	1,919	124
Golden Wonder property	-	1,849	-	3,663
Other properties	4	200	22	210
Project evaluation	41	90	188	251

	2,705	3,625	7,223	7,887

Exploration tax credits	(195)	(210)	(482)	(567)
Reversal of exploration tax credits recorded in 2007	-	-	-	850

	2,510	3,415	6,741	8,170

RICHMONT MINES REPORTS ITS RESULTS FOR THE THIRD QUARTER 2009
October 29, 2009

FINANCIAL DATA
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
CAN$	2009	2008	2009	2008

Results (in thousands of $)
Revenue	19,145	16,495	54,784	47,683
Net earnings (loss)	183	(894)	226	(451)
Cash flow from operations	1,594	820	2,334	4,689

Results per share ($)
Net earnings (loss) basic and diluted	0.01	(0.04)	0.01	(0.02)

Basic weighted average number of common shares outstanding (thousands)	26,112	23,924	26,109	24,002

Average selling price of gold per ounce	1,052	918	1,087	924
Average selling price of gold per ounce (US$)	899	861	929	867

		September 30,		December 31,
		2009		2008

Financial position (in thousands of $)
Total assets		81,867		82,881
Working capital		25,700		26,753
Long-term debt		-		-

SALES AND PRODUCTION DATA
	Three-month period ended September 30,
		Ounces of gold		Cash cost (per ounce sold)

	Year	Sales	Production	US$	CAN$
Island Gold Mine	2009	10,988	9,492	673	787
	2008	8,721	9,819	689	734
Beaufor Mine	2009	5,852	5,685	655	766
	2008	8,002	6,326	455	485
Total	2009	16,840	15,177	667	780
	2008	16,723	16,145	577	615

	Nine-month period ended September 30,
		Ounces of gold		Cash cost (per ounce sold)

	Year	Sales	Production	US$	CAN$
Island Gold Mine	2009	30,150	28,923	717	840
	2008	24,122	26,374	724	772
Beaufor Mine	2009	16,554	14,934	682	798
	2008	24,707	26,725	493	526
Total	2009	46,704	43,857	705	825
	2008	48,829	53,099	608	648
		Average exchange rate used for 2008: US$1 = CAN$1.0660
		2009 estimated exchange rate: US$1 = CAN$1.1701

RICHMONT MINES REPORTS ITS RESULTS FOR THE THIRD QUARTER 2009
October 29, 2009

CONSOLIDATED STATEMENTS OF EARNINGS
		(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	$	$	$	$

REVENUE
Precious metals	17,721	15,348	50,748	45,095
Other	1,424	1,147	4,036	2,588

	19,145	16,495	54,784	47,683

EXPENSES
Operating costs	12,753	9,893	37,367	30,541
Royalties	386	389	1,193	1,097
Custom milling	876	620	2,587	978
Administration	652	769	2,570	2,431
Exploration and project evaluation	2,510	3,415	6,741	8,170
Accretion expense – asset retirement obligations	58	44	171	130
Depreciation and depletion	1,794	1,507	4,398	4,146
Loss (gain) on disposal of mining assets	-	1	(580)	21

	19,029	16,638	54,447	47,514

EARNINGS (LOSS) BEFORE OTHER ITEMS	116	(143)	337	169

MINING AND INCOME TAXES	(85)	549	102	34

	201	(692)	235	135

MINORITY INTEREST	18	202	9	586

NET EARNINGS (LOSS)	183	(894)	226	(451)

NET EARNINGS (LOSS) PER SHARE basic and diluted	0.01	(0.04)	0.01	(0.02)

BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	26,112	23,924	26,109	24,002

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES REPORTS ITS RESULTS FOR THE THIRD QUARTER 2009
October 29, 2009

CONSOLIDATED BALANCE SHEETS
	(in thousands of Canadian dollars)
	September 30,	December 31,
	2009	2008
	$	$
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	22,879	26,021
Restricted cash	-	116
Short-term investments	610	121
Accounts receivable	1,484	986
Mining and income taxes receivable	1,788	1,586
Inventories	5,824	6,012
	32,585	34,842
DEPOSITS RESTRICTED	106	-
PROPERTY, PLANT AND EQUIPMENT	49,176	48,039
	81,867	82,881
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued charges	6,807	6,912
Mining and income taxes payable	78	1,177
	6,885	8,089
ASSET RETIREMENT OBLIGATIONS	4,936	4,664
MINORITY INTEREST	2,033	2,024
FUTURE MINING AND INCOME TAXES	661	1,086
	14,515	15,863
SHAREHOLDERS’ EQUITY
Capital stock	64,680	64,672
Contributed surplus	5,944	5,678
Deficit	(2,899)	(3,096)
Accumulated other comprehensive income	(373)	(236)
	67,352	67,018
	81,867	82,881

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES REPORTS ITS RESULTS FOR THE THIRD QUARTER 2009
October 29, 2009

CONSOLIDATED STATEMENTS OF CASH FLOW
		(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	$	$	$	$

CASH FLOW FROM OPERATING ACTIVITIES
Net earnings (loss)	183	(894)	226	(451)
Adjustments for:
Depreciation and depletion	1,794	1,507	4,398	4,146
Stock-based compensation	95	108	295	384
Accretion expense – asset retirement obligations	58	44	171	130
Loss (gain) on disposal of mining assets	-	1	(580)	21
Loss on disposal of short-term investments	10	53	10	11
Minority interests	18	202	9	586
Future mining and income taxes	(357)	6	(425)	(333)

	1,801	1,027	4,104	4,494

Net change in non-cash working capital items	(207)	(207)	(1,770)	195

	1,594	820	2,334	4,689

CASH FLOW USED IN INVESTING ACTIVITIES
Property, plant and equipment – Island Gold Mine	(834)	(447)	(3,503)	(1,488)
Property, plant and equipment – Beaufor Mine	(266)	(6)	(654)	(112)
Property, plant and equipment – Francoeur project	(394)	-	(788)	-
Other property, plant and equipment	(94)	(1,069)	(398)	(1,604)
Disposal of mining assets	-	12	9	67
Deposits restricted	(106)	-	(106)	-
Acquisition of short-term investments	-	-	-	(23)
Disposal of short-term investments	14	9	14	712
Cash received from an advance to a minority partner	-	-	-	750

	(1,680)	(1,501)	(5,426)	(1,698)

CASH FLOW USED IN FINANCING ACTIVITIES
Issue of common shares	-	-	82	25
Redemption of common shares	(26)	(419)	(132)	(683)

	(26)	(419)	(50)	(658)

Net increase (decrease) in cash and cash equivalents	(112)	(1,100)	(3,142)	2,333

Cash and cash equivalents, beginning of period	22,991	30,724	26,021	27,291

Cash and cash equivalents, end of period	22,879	29,624	22,879	29,624

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).